UNITED STATES OF AMERICA
                        SECURITITES AND EXCHANGE COMISION
                              Washington D.D. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 or 15d-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

                          For the month of August 2005

                                  QUINENCO S.A.
               (Exact name of registrant as specified in charter)

                                 QUINENCO, INC.
                 (Translation of registrant's name into English)

                                  Quinenco S.A.
                        Enrique Foster Sur 20, 14th Floor
                           Santiago, Republic of Chile

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12(g)3-2(b) under the Securities Act of 1934

                     Yes |_|            No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12(g)3-2(b): ______________

       The following document is being filed with this 6-K report and is attached hereto.

Press Release announcing Quinenco's second quarter 2005 consolidated results

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Second Quarter 2005
================================================================================

FOR IMMEDIATE RELEASE

For further information contact:
Quinenco S.A.
Cindi Freeman-IRO
(56-2) 750-7221 E-mail: cfreeman@lq.cl

                  QUINENCO S.A. ANNOUNCES CONSOLIDATED RESULTS
                         FOR THE SECOND QUARTER OF 2005

(Santiago, Chile, August 12, 2005) Quinenco S.A. (NYSE:LQ), a leading Chilean business conglomerate, announced today its consolidated financial results in Chilean GAAP, for the second quarter ended June 30, 2005.

Consolidated financial results are presented in accordance with Chilean GAAP. All figures are presented in constant Chilean pesos and have been adjusted to reflect the effects of inflation (2.7% year-over-year). Figures in US$ have been converted from Chilean pesos (Ch$) at the observed exchange rate on June 30, 2005 (Ch$579.00 = US$1.00) and are only provided for the reader's convenience.

--------------------------------------------------------------------------------
                               2Q 2005 HIGHLIGHTS
--------------------------------------------------------------------------------

- Consolidated sales rose by 9.0% in 2Q 2005 to Ch$112,173 million (US$193.7 million), mainly attributable to an 11.0% growth in Madeco's revenues.

- Operating income fell by 5.7% to Ch$8,343 million (US$14.4 million) mainly due to increased raw material costs and higher SG&A expenses at Madeco.

- Results from equity method investments reflected continued growth of CCU and Banco de Chile. Income from equity method investments increased by 15.8% to Ch$16,803 million (US$29.0 million).

- Non-operating income reached Ch$3,218 million (US$5.6 million) compared to non-operating losses of Ch$421 million (US$0.7 million) in 2Q 2004.

- Net income amounted to Ch$9,271 million (US$16.0 million) in 2Q 2005, an increase of 38.4% from the Ch$6,699 million (US$11.6 million) reported in 2Q 2004 as a consequence of the improvement in operating and non-operating results. YTD net earnings amounted to Ch$38,911 million (US$67.2 million), far surpassing the Ch$15,455 million (US$26.7 million) reported for the six months ended June 30, 2004.

- Earnings per share amounted to Ch$8.59 (US$0.01) and earnings per ADR to Ch$85.86 (US$0.15) for the second quarter of 2005.

--------------------------------------------------------------------------------


                                                                    Page 1 of 12
================================================================================
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
================================================================================

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Second Quarter 2005
================================================================================

GROUP HIGHLIGHTS - SECOND QUARTER 2005 AND SUBSEQUENT EVENTS

Banco de Chile

Banco de Chile completed the offering of 2.5% of its shares on the Santiago Stock Exchange on August 2, 2005. 1,701,994,590 shares or 100% of the shares it had repurchased in accordance with its Share Repurchase Program were sold for Ch$34.5 per share, raising approximately US$104.7 million for the bank. Purchase orders amounted to US$1,971 million, far exceeding available shares. The proceeds will be used as working capital to finance the bank's expected growth in the retail and small business segments. Quinenco's voting and dividend interest in Banco de Chile following the share offering is 52.15% and 29.15%, respectively.

CCU

During the month of July 2005, IRSA, the holding company which has a controlling interest in CCU, increased its stake in CCU by approximately 2.5%. At present, IRSA, which is jointly controlled by Quinenco and Heineken, has a 64.17% interest in CCU.

Madeco

On August 8, 2005, Madeco announced that its Board of Directors had decided to convene an Extraordinary Shareholders' Meeting for September 2, 2005 in order to submit for approval to shareholders a capital increase of approximately Ch$52,000 million. If approved, the funds raised in the capital increase will be used to provide Madeco with additional working capital, reduce debt obligations and finance new industrial investments.

On April 4, 2005, Madeco announced that it had reached an agreement with Corning International Corporation regarding the Brazilian joint venture subsidiary, Optel Ltda. Corning agreed to sell Madeco its 50% share in Optel for the nominal amount of R$1 (one Brazilian Real). Optel Ltda. is an optical fiber cable producer with installations in Brazil and Argentina.

Cencosud

As of June 30, 2005, Quinenco held 22,603,996 shares of Cencosud, equivalent to 1.23% of Cencosud's 1,841,883,645 outstanding shares. During the second quarter of 2005, Quinenco sold 19,322,760 shares of the 41,926,756 shares it received in exchange for its interest in Alamacenes Paris in March 2005, in accordance with the terms and conditions of Cencosud's tender offer.

Investment in Entel

On June 9, 2005, Quinenco received an extraordinary dividend corresponding to its 5.7% interest in Entel of Ch$10,364 million.

Hoteles Carrera

On June 29, 2005, Hoteles Carrera sold its remaining hotel in Concepcion, the Araucano, to local investors for Ch$2,826 million (UF161,000). For the period ended June 30,2005, Hoteles Carrera made a loss provision of Ch$1,016 million in connection with the disposal.

Quinenco

At the General Ordinary Shareholders' Meeting held on April 28, 2005, shareholders approved a dividend distribution corresponding to 2004 net income of Ch$12.97685 per share, payable to shareholders registered with the company as of May 5, 2005. The total amount of the dividend was Ch$14,012 million, equivalent to 60% of 2004 net income. At the same meeting, the entire Board of Directors was reelected. Immediately following the General Ordinary Shareholders' Meeting, an Extraordinary Board of Directors' meeting was held, and Guillermo Luksic Craig and Andronico Luksic Craig were elected Chairman and Vice-Chairman, respectively.


                                                                    Page 2 of 12
================================================================================
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
================================================================================

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Second Quarter 2005
================================================================================

                                                      Net Income Contribution
------------------------------------------------------------------------------------------------------------------------------
                                          Quinenco's
                                         ownership %     2Q 2004      1Q 2005     2Q 2005     2Q 2005    YTD 2004    YTD 2005
Sector/Company                          at 6/30/2005        MCh$         MCh$        MCh$        MUS$        MCh$        MCh$
------------------------------------------------------------------------------------------------------------------------------
Financial Services:
Banco de Chile (1)(3)                          53.5%      13,820       12,462      15,397        26.6      25,314      27,859
------------------------------------------------------------------------------------------------------------------------------
Food & Beverage:
CCU (4)                                        30.8%         (18)       5,967         304         0.5       5,207       6,272
------------------------------------------------------------------------------------------------------------------------------
Telecommunications:
Telsur (1)                                     73.7%       1,263        1,313       1,363         2.3       2,511       2,676
Entel (2)                                       5.7%         727        1,103         894         1.5       1,568       1,996
------------------------------------------------------------------------------------------------------------------------------
Manufacturing:
Madeco (1)                                     51.2%       1,712        1,997       2,303         4.0       2,684       4,300
------------------------------------------------------------------------------------------------------------------------------
Other operating companies (5)                             (2,021)        (538)     (1,743)       (3.0)     (1,680)     (2,280)
------------------------------------------------------------------------------------------------------------------------------
Total operating companies                                 15,483       22,304      18,518        32.0      35,604      40,823
------------------------------------------------------------------------------------------------------------------------------
Quinenco & holding companies                              (8,784)       7,336      (9,247)      (16.0)    (20,149)     (1,912)
------------------------------------------------------------------------------------------------------------------------------
Total                                                      6,699       29,640       9,271        16.0      15,455      38,911
------------------------------------------------------------------------------------------------------------------------------

The figures provided in the above table correspond to Quinenco's proportionate share of each company's net income (loss).

(1)   Operating company in which Quinenco has direct or indirect control.

(2)   Operating company in which Quinenco holds a minority interest.

(3)   Ownership % in the above table corresponds to voting rights in Banco de
      Chile.

(4) Operating company which is controlled jointly between Quinenco and Heineken Int'l (through a shareholders' agreement).

(5) Other operating companies include results from Habitaria, Indalsa, Hoteles Carrera.

Net Income - 2Q 2005

Quinenco reported net income for the second quarter of 2005 which amounted to Ch$9,271 million (US$16.0 million), compared to net income of Ch$6,699 million (US$11.6 million) in the second quarter of 2004. The net income contribution from operating companies reached Ch$18,518 million (US$32.0 million), up by 19.6% compared to the same quarter in 2004. The marked increase was attributable to higher results from all of Quinenco main operating companies which benefited from strong growth under the favorable economic conditions seen during the second quarter. The increase in quarterly net income was partially offset by an increase of Ch$463 million (US$0.8 million) in the loss attributable to the Quinenco corporate level, mostly associated with a higher level of interest expense.

Earnings per ordinary share amounted to Ch$8.59 (US$0.01) and earnings per ADR, Ch$85.86 (US$0.15).


                                                                    Page 3 of 12
================================================================================
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
================================================================================

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Second Quarter 2005
================================================================================

                                          Consolidated Income Statement Breakdown
-----------------------------------------------------------------------------------------------------------------------
                                                 2Q 2004     1Q 2005     2Q 2005     2Q 2005     YTD 2004     YTD 2005
                                                    MCh$        MCh$        MCh$        MUS$         MCh$         MCh$
-----------------------------------------------------------------------------------------------------------------------
Revenues
-----------------------------------------------------------------------------------------------------------------------
Madeco                                            88,617      88,294      98,342       169.8      165,470      186,636
Telsur                                            13,201      13,127      13,367        23.1       26,262       26,494
Quinenco & holding                                 1,056         617         464         0.8        3,861        1,081
-----------------------------------------------------------------------------------------------------------------------
Total                                            102,874     102,038     112,173       193.7      195,593      214,211
-----------------------------------------------------------------------------------------------------------------------
Operating income (loss)
-----------------------------------------------------------------------------------------------------------------------
Madeco                                             8,320       7,426       7,437        12.8       14,476       14,863
Telsur                                             3,106       2,941       3,185         5.5        6,059        6,126
Quinenco & holding                                (2,583)     (2,674)     (2,279)       (3.9)      (4,755)      (4,953)
-----------------------------------------------------------------------------------------------------------------------
Total                                              8,843       7,693       8,343        14.4       15,780       16,036
-----------------------------------------------------------------------------------------------------------------------
Non-operating income (loss)
-----------------------------------------------------------------------------------------------------------------------
Interest income                                      560         629         767         1.3        1,137        1,396
Share of net income/loss from related co:
Banco de Chile                                    13,820      12,462      15,397        26.6       25,314       27,859
CCU                                                  (17)      5,968         304         0.5        5,207        6,272
Entel                                                727       1,103         894         1.5        1,568        1,996
Other equity investments                             (16)        (59)        208         0.4         (310)         151
Other non-op income                                3,663      24,392         851         1.5        5,327       25,243
Amortization of GW expense                        (5,244)     (5,207)     (5,532)       (9.6)     (10,516)     (10,739)
Interest expense                                  (6,730)     (7,139)     (7,000)      (12.1)     (15,568)     (14,139)
Other non-op expenses                             (5,341)     (2,191)     (2,923)       (5.0)      (6,784)      (5,114)
Price-level restatement                             (651)        (95)     (1,108)       (1.9)         626       (1,203)
Foreign exchange gains & losses                   (1,192)        (79)      1,361         2.4       (1,720)       1,282
-----------------------------------------------------------------------------------------------------------------------
Total                                               (421)     29,784       3,219         5.6        4,281       33,004
-----------------------------------------------------------------------------------------------------------------------
Income Tax                                          (202)     (5,589)       (146)       (0.3)      (2,022)      (5,735)
Extraordinary items                                   --          --          --          --           --           --
Minority Interest                                 (2,047)     (2,551)     (2,884)       (5.0)      (3,595)      (5,435)
Amortization of negative GW                          526         303         739         1.3        1,011        1,041
-----------------------------------------------------------------------------------------------------------------------
Net income (loss)                                  6,699      29,640       9,271        16.0       15,455       38,911
-----------------------------------------------------------------------------------------------------------------------

Revenues - 2Q 2005

Consolidated revenues for the second quarter of 2005 were Ch$112,173 million (US$193.7 million), up by 9.0% from the Ch$102,874 million (US$177.7 million) reported in the second quarter of 2004, explained by a 11.0% increase in Madeco's sales as a result of sustained demand for copper rod and copper and aluminum cables in all of its main markets. Consolidated sales can be broken down as follows: Madeco (87.7%), Telefonica del Sur (11.9%) and others (0.4%).

Operating Income - 2Q 2005

Operating income for the second quarter of 2005 was Ch$8,343 million (US$14.4 million), down by 5.7% from the Ch$8,843 million (US$15.3 million) reported in the second quarter of 2004. The decline in consolidated operating income was attributable to Madeco's operations, which were affected by weak performance attributable to the brass mills and flexible packaging business units.

EBITDA - 2Q 2005

EBITDA reached Ch$14,818 million (US$25.6 million) in 2Q 2005, compared to Ch$15,499 million (US$26.8 million) in 2Q 2004, a decrease of 4.4% compared to the same period of 2004.

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QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
================================================================================

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Second Quarter 2005
================================================================================

Non-Operating Results -2Q 2005

Quinenco reported non-operating income of Ch$3,218 million (US$5.6 million) in the second quarter of 2005, compared to a non-operating loss of Ch$421 million (US$0.7 million) in the same quarter of 2004. The variation between the two periods is mostly explained by an increase in Quinenco's proportionate share of Banco de Chile's net income, a reduction in other non-operating expenses and better foreign exchange results, the effects of which were partially offset by a decline in other non-operating income. The main items included in non-operating results are discussed below:

Proportionate share of net income of equity method investments (net)

Quinenco's proportionate share of net income from equity method investments
(net) reached Ch$16,803 million (US$29.0 million), compared to Ch$14,514 million (US$25.1 million) in 2Q 2004, an increase of 15.8%. The increase mainly corresponded to growth in the proportionate share of net income from Banco de Chile (+Ch$1,577 million or US$2.7 million).

Other non-operating income

Other non-operating income was Ch$851 million (US$1.5 million), compared to Ch$3,663 million (US$6.3 million) in the second quarter of 2004. Other non-operating income in 2Q 2005 was mainly composed of dividends received from the investment in Cencosud, gain on the sale of fixed assets and rental income.

Amortization of goodwill expense

Amortization of goodwill expense amounted to Ch$5,532 million (US$9.6 million) in the second quarter of 2005, compared to Ch$5,244 million (US$9.1 million) reported in the same period of 2004. Goodwill expense is almost entirely related to the Banco de Chile acquisition in 2001, and to a lesser extent, the Banco Edwards acquisition in 1999 (now kept on the books as Bank of Chile). Of the total balance of goodwill at the consolidated level of Ch$297,323 million (US$513.5 million) as of June 30, 2005, Ch$280,562 million (US$484.6 million) was associated with the acquisition of the banks. Goodwill is amortized using the straight-line method over twenty years.

Interest Expense

Interest expense for the second quarter of 2005 amounted to Ch$7,000 million (US$12.1 million), an increase of 4.0% compared to the same period in 2004. The increase corresponds to higher interest expense at the corporate level as a result of the higher fixed interest rate associated with outstanding bonds at LQIF. The increase in interest expense during 2Q 2005 was partially offset by lower interest expense at Madeco due to a reduction in its level of indebtedness, lower interest rates and the effect of the appreciation of the Chilean peso on US dollar denominated debt.

Other non-operating expenses

Other non-operating expenses amounted to Ch$2,923 million (US$5.0 million) compared to Ch$5,341 million (US$9.2 million) in the second quarter of 2004. Other non-operating expenses are mostly composed of a loss on the sale of the Hotel Araucano in Concepcion of Ch$1,016 million (US$1.8 million), asset write-downs and expenses associated to Lucchetti Peru.

Price-level restatement and foreign currency translation results

Price-level restatement and foreign currency translation results amounted to a net gain of Ch$253 million (US$0.4 million) in the second quarter of 2005, compared to a net loss of Ch$1,842 million (US$3.2 million) in the same period in 2004. In 2Q 2005, the gain specific to foreign currency differences amounted to Ch$1,361 million (US$2.4 million), compared to a loss of Ch$1,192 million (US$2.1 million) reported in the second quarter of 2004, primarily attributable to Madeco's operations as a result of the revaluation of the Brazilian real

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QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
================================================================================
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QUINENCO S.A.
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================================================================================

vis-a-vis the US dollar during the quarter. Price-level restatement losses amounted to Ch$1,108 million (US$1.9 million), compared to losses of Ch$651 million (US$1.1 million) in 2Q 2004.

Income Taxes - 2Q 2005

Quinenco reported income tax expense of Ch$146 million (US$0.3 million), an amount comparable to the Ch$202 million (US$0.3 million) in the same period of 2004.

Minority Interest - 2Q 2005

In the second quarter of 2005, Quinenco reported a deduction from income of Ch$2,884 million (US$5.0 million), compared to a deduction from income of Ch$2,047 million (US$3.5 million) in 2Q 2004. The amount is mainly related to minority shareholders' proportionate share of Madeco's and Telefonica del Sur's second quarter 2005 income.

    CONSOLIDATED BALANCE SHEET ANALYSIS (vis-a-vis the 1st quarter of 2005)

                                       Condensed Consolidated Balance Sheet
---------------------------------------------------------------------------------------------------------------
                                                       As of           As of            As of            As of
                                                     6/30/04         3/31/05          6/30/05          6/30/05
                                                        MCh$            MCh$             MCh$             MUS$
---------------------------------------------------------------------------------------------------------------
Current assets                                       236,924         281,735          293,777            507.4
Fixed assets                                         299,251         281,641          272,746            471.1
Other assets                                         804,026         818,075          794,942          1,372.9
---------------------------------------------------------------------------------------------------------------
Total assets                                       1,340,201       1,381,451        1,361,465          2,351.4
---------------------------------------------------------------------------------------------------------------
Current liabilities                                  210,187         127,256          124,558            215.1
Long-term liabilities                                374,710         462,938          451,615            780.0
Minority interest                                    106,883         115,131          115,315            199.2
Shareholders' equity                                 648,421         676,126          669,977          1,157.1
---------------------------------------------------------------------------------------------------------------
Total liabilities & shareholders' equity           1,340,201       1,381,451        1,361,465          2,351.4
---------------------------------------------------------------------------------------------------------------

Current Assets

Current assets increased 4.3% compared to the first quarter of 2005, mainly due to an increase in cash and cash equivalents held at the corporate level and an increase in accounts receivables at Madeco.

Fixed Assets and Other Assets

Fixed assets and other assets decreased by 3.2% and 2.8%, respectively. Fixed assets decreased mainly due to the disposal of the Hotel Araucano in Concepcion and a reduction in fixed assets at Madeco attributable to the effect of the appreciation of the Chilean peso on US dollar denominated assets. The reduction in other assets was primarily due to the partial disposal of Cencosud shares and a reduction in the value of the Company's investment in Entel following the receipt of an extraordinary dividend.

Current Liabilities

Current liabilities decreased by 2.1% compared to the first quarter of 2005, primarily due to a reduction in bank obligations at the corporate level, partially offset by an increase in accounts and notes payable at Madeco.

Long-term Liabilities

Long-term liabilities declined by 2.4% compared to the first quarter of 2005, mainly attributable to a reduction in bonds payable at Quinenco and to a lesser extent, Madeco.

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QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
================================================================================

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QUINENCO S.A.
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================================================================================

Minority Interest

Minority interest did not vary significantly compared to the first quarter of 2005.

Equity

Shareholders' equity did not vary significantly compared to the first quarter of 2005.

Quinenco Corporate Level Debt and Cash

As of June 30, 2005, financial debt at the corporate level was Ch$329,270 million (US$568.7 million). As of the same date, cash and cash equivalents amounted to Ch$87,306 million (US$150.8 million). The debt to total capitalization ratio at the corporate level was 32.9%.

NAV

As of June 30, 2005, the estimated net asset value (NAV) of Quinenco was US$1.937 billion (Ch$1,038 per share) and market capitalization was US$1.253.2 million (Ch$672 per share). The discount to NAV is estimated at 35% as of the same date.

                               [GRAPHIC OMITTED]

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QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
================================================================================

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QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Second Quarter 2005
================================================================================

SECTOR /OPERATING COMPANY ANALYSIS

FINANCIAL SERVICES SECTOR

The following table details Quinenco's proportionate share of income from investments in the Financial Services sector during 2004 and 2005:

---------------------------------------------------------------------------------------------------------------
                                              FINANCIAL SERVICES
---------------------------------------------------------------------------------------------------------------
                       Ownership      2Q 2004     YTD 2004      1Q 2005      2Q 2005     2Q 2005      YTD 2005
                               %         MCh$         MCh$         MCh$         MCh$        MUS$          MCh$
---------------------------------------------------------------------------------------------------------------
Banco de Chile (1)         53.5%       13,820       25,314       12,462       15,397        26.6        27,859
---------------------------------------------------------------------------------------------------------------

1)    Ownership % in the above table corresponds to voting rights in Banco de
      Chile.

                                             BANCO DE CHILE
--------------------------------------------------------------------------------------------------------------
                                               Quarter                   Accumulated for Year
--------------------------------------------------------------------------------------------------------------
                                  2Q 2004      2Q 2005     2Q 2005      YTD 2004       YTD 2005      YTD 2005
                                     MCh$         MCh$        MUS$          MCh$           MCh$          MUS$
--------------------------------------------------------------------------------------------------------------
Operating revenues                124,973      135,996       234.9       234,346        245,441         423.9
Provision for loan losses         (19,151)     (10,903)      (18.8)      (34,012)       (24,402)        (42.1)
Operating expenses                (57,037)     (68,804)     (118.8)     (113,960)      (129,832)       (224.2)
Net Income (loss)                  45,687       52,258        90.3        84,605         93,097         160.8
--------------------------------------------------------------------------------------------------------------
Loan portfolio                                                         6,723,115      7,498,366      12,950.5
Total assets                                                           9,824,801     10,544,864      18,212.2
Shareholders' equity                                                     615,551        619,600       1,070.1
--------------------------------------------------------------------------------------------------------------
Net interest margin                   4.6%         4.2%
Net Financial Margin                  4.3%         4.2%
Efficiency ratio                     45.6%        50.6%
ROAE                                 29.5%        35.3%
ROAA                                  1.8%         2.0%
-------------------------------------------------------

2Q 2005 Results

Banco de Chile's operating revenues increased by 8.8% to Ch$135,996 million (US$234.9 million) in the second quarter of 2005. The increase in operating revenues was mainly due to a 14.4% jump in the amount of fee income earned during the second quarter of the year, a 3.4% increase in net financial income and a 321.1% increase in gains (net) on sales of financial instruments.

Fee income, which reached Ch$33,751 million (US$58.3 million), equivalent to 24.8% of total operating revenues, increased as a result of higher fee income associated with banking services (an increase of 11.7%) as well as subsidiary non-banking services (an increase of 18.5%), particularly fund management and stock brokerage and insurance services. Operating revenues were also boosted by higher net financial income which rose from Ch$94,351 million (US$163.0 million) in 2Q 2004 to Ch$97,571 million (US$168.5 million) in 2Q 2005. Net financial income, which is calculated as the sum of net interest revenue and foreign exchange transactions (net), comprised 71.7% of operating revenues in 2Q 2005. The increase in net financial income was primarily due to a 4.8% growth in average interest earning assets and higher inflation experienced during the period, the effect of which was partially offset by negative repricing benefits associated with increases in short-term interest rates and lower spreads, mainly related to the corporate banking area. The increase in operating revenues experienced during the quarter was also attributable to a Ch$3,564 million (US$6.2 million) increase in gains on the sale of financial instruments (net) which rose from Ch$1,110 million (US$1.9 million to Ch$4,674 million (US$8.1 million), mainly explained by higher earnings associated with investment securities held by the stock brokerage.


                                                                    Page 8 of 12
================================================================================
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
================================================================================

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Second Quarter 2005
================================================================================

Provisions, which amounted to Ch$10,903 million (US$18.8 million), showed a marked decrease from the Ch$19,151 million (US$33.1 million) reported in the second quarter of 2004. The level of 2Q 2005 loan loss provisions generally reflect an improvement in the quality of the bank's loan portfolio in the context of an expansive and favorable economic scenario.

Other income and expenses amounted to Ch$8,008 million (US$13.8 million), an increase of 24.8% over the Ch$6,418 million (US$11.1 million) reported in 2Q 2004. Other income and expenses was mainly composed of loan recoveries (previously written off) of Ch$9,176 million (US$15.8 million), partially offset by other non-operating expenses of Ch$3,534 million (US$6.1 million).

Operating expenses increased by 20.6% to Ch$68,804 million (US$118.8 million) compared to the second quarter of 2004, primarily due to higher severance expense related to personnel restructurings in preparation for the incorporation of the bank's new technology platform and advisory fees associated with the bank's New York branch.

Price-level restatement losses totaled Ch$5,955 million (US$10.3 million) compared to price-level restatement losses of Ch$4,627 million (US$8.0 million) reported in 2Q 2004. The losses in 2Q 2005 reflect the higher inflation experienced during the period (1.8% adjustment).

Net income increased by 14.4% to Ch$52,258 million (US$90.3 million) in 2Q 2005, marking a new level of quarterly earnings achieved by the bank. The increase in net earnings reflect the continuing expansion at the operating level, particularly with respect to fee income as well as lower loan loss provisions and higher recovery of previously written-off loans associated with favorable economic conditions and a high quality loan portfolio.

As of June 2005, the Bank's loan portfolio (net of interbank loans) had grown by 11.5% to Ch$7,498,366 million (US$12.9 billion) over the last twelve month period, mostly related to increases in commercial loans, other outstanding loans, consumer loans and contingent loans.

Banco de Chile is the second ranked bank in the country with a market share of 17.8% according to information published by the Chilean Superintendency of Banks for the period ended June 30, 2005. Its return on capital and reserves after taxes (annualized) reached 35.4%, making it the most profitable bank in the country for the same period. The Chilean financial system reported a return on capital and reserves of 19.1%, according to the same source.

FOOD & BEVERAGE SECTOR

The following table details Quinenco's proportionate share of income (loss) from investments in the Food & Beverage sector during 2004 and 2005:

--------------------------------------------------------------------------------------------------------------
                                               FOOD & BEVERAGE
--------------------------------------------------------------------------------------------------------------
                            Ownership   2Q 2004    YTD 2004   1Q 2005     2Q 2005    2Q 2005         YTD 2005
                                    %      MCh$        MCh$      MCh$        MCh$       MUS$             MCh$
--------------------------------------------------------------------------------------------------------------
CCU                             30.8%      (18)       5,207     5,967         304        0.5            6,272
--------------------------------------------------------------------------------------------------------------


                                                                    Page 9 of 12
================================================================================
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
================================================================================

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Second Quarter 2005
================================================================================

                                                    CCU
--------------------------------------------------------------------------------------------------------------
                                               Quarter                           Accumulated for Year
--------------------------------------------------------------------------------------------------------------
                                  2Q 2004      2Q 2005     2Q 2005       YTD 2004       YTD 2005     YTD 2005
                                     MCh$         MCh$        MUS$           MCh$           MCh$         MUS$
--------------------------------------------------------------------------------------------------------------
Sales                              86,247       98,715       170.5        200,991        225,448        389.4
Operating income (loss)             4,053        4,840         8.4         28,203         29,982         51.8
Net Income (loss)                     (56)         988         1.7         16,904         20,356         35.2
--------------------------------------------------------------------------------------------------------------
Total Assets                                                              577,461        612,460      1,057.8
Shareholders' equity                                                      291,952        305,623        527.8
--------------------------------------------------------------------------------------------------------------

2Q 2005 Results

CCU's sales in the second quarter of 2005 grew by 14.5% compared to the second quarter of 2004, due to an increase in consolidated sales volumes and higher average prices. The growth in sales volumes was led by the soft drinks, nectar and mineral water segment (+12.0%), the Chilean beer segment (+10.7%), the pisco segment (+253.2%), the Argentine beer segment (+8.4%) and the Argentine wine segment (27.7%). These volumes increases were partially offset by lower sales volumes of the Chilean domestic and export wine segment (-7.8%). Higher average prices were mostly attributable to the Chilean beer, pisco and wine segments (increases of 0.4%,17.2% and 3.9%, respectively).

The increase in sales translated directly into an improvement of 19.4% in CCU's operating income for the period which reached Ch$4,840 million (US$8.4 million). The increase in operating income was partially offset by a 10.9% increase in SG&A expense associated with the pisco, Chilean beer and soft drinks segments. The consolidated operating margin, which reflects the seasonality of CCU's business in the winter months, reached 4.9% of sales, compared to 4.7% in the same period of 2004.

CCU reported non-operating losses of Ch$2,950 million (US$5.1 million) compared to non-operating losses of Ch$3,178 million (US$5.5 million) in 2Q 2004. The improvement in non-operating results was primarily attributable to a reduction in foreign exchange losses due to the appreciation of the Chilean peso and to lower other non-operating losses (net), attributable to gains on the sale of fixed assets. The improvement in non-operating results was partially offset by an increase in interest expense (related to the pisco business segment) and a reduction in price-level restatement gains.

Net results improved from a loss of Ch$56 million (US$0.1) in 2Q 2004 to net income of Ch$988 million (US$1.7 million) in 2Q 2005. Quarterly results benefited from the higher sales level achieved which led to a marked increase in operating income as well as a reduction in non-operating losses and lower income taxes.

TELECOMMUNICATIONS SECTOR

The following table details Quinenco's proportionate share of income from investments in the Telecommunications sector during 2004 and 2005:

--------------------------------------------------------------------------------------------------------
                                          TELECOMMUNICATIONS
--------------------------------------------------------------------------------------------------------
                         Ownership   2Q 2004    YTD 2004     1Q 2005    2Q 2005   2Q 2005      YTD 2005
                                 %      MCh$        MCh$        MCh$       MCh$      MUS$          MCh$
--------------------------------------------------------------------------------------------------------
Telsur                       73.7%     1,263       2,511       1,313      1,363       2.4         2,676
Entel (1)                     5.7%       727       1,568       1,103        894       1.5         1,996
--------------------------------------------------------------------------------------------------------

(1)   Non-controlling interest


                                                                   Page 10 of 12
================================================================================
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
================================================================================

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Second Quarter 2005
================================================================================

                                                 TELSUR
--------------------------------------------------------------------------------------------------------------
                                               Quarter                            Accumulated for Year
--------------------------------------------------------------------------------------------------------------
                                  2Q 2004      2Q 2005     2Q 2005       YTD 2004       YTD 2005     YTD 2005
                                     MCh$         MCh$        MUS$           MCh$           MCh$         MUS$
--------------------------------------------------------------------------------------------------------------
Sales                              13,201       13,367        23.1         26,261         26,494         45.8
Operating income (loss)             3,106        3,185         5.5          6,059          6,126         10.6
Net Income (loss)                   1,715        1,850         3.2          3,410          3,632          6.3
--------------------------------------------------------------------------------------------------------------
Total Assets                                                              133,976        133,978        231.4
Shareholders' equity                                                       64,222         66,016        114.0
--------------------------------------------------------------------------------------------------------------

2Q 2005 Results

Telefonica del Sur's revenues reached Ch$13,367 million (US$23.1 million) varying only slightly from the Ch$13,201 million (US$22.8 million) reported in the second quarter of 2004. Nonetheless, the revenue mix continued to favor non-regulated services such as Internet, security services and business services. A decline in revenue associated with fixed telephony, access charges, long distance and public telephony was entirely offset by a 31.3% increase in revenues from Internet, security services, and business services, including data transmission. While in general terms substitution of fixed telephony for mobile telephony and other alternatives has continued to capture a portion of the company's traditional sale base, Telsur has successfully bolstered its product base to rely on revenue generation from non-regulated services. Basic telephony services accounted for 47.5% of all revenues, followed by other non-regulated services (28.9%), user access charges (10.7%), long distance services (7.6%) and public telephones (5.3%).

The higher sales level achieved during the period and a slight reduction in cost of sales more than compensated for a 3.9% increase in SG&A expenses. This translated into a 2.5% improvement in the level of operating profit reported during the quarter.

Telsur reported non-operating losses of Ch$763 million (US$1.3 million), down by 11.0% from the non-operating losses of Ch$858 million (US$1.5 million) reported in 2Q 2004. The improvement in non-operating results was primarily attributable to a reduction in interest expense as a result of a lighter debt load.

Telsur reported net income of Ch$1,850 million (US$3.2 million), an increase of 7.8% compared to the second quarter of 2004, mainly as a result of the aforementioned improvement in operating and non-operating results.

MANUFACTURING SECTOR

The following table details Quinenco's proportionate share of income (loss) from investments in the Manufacturing sector during 2004 and 2005:

--------------------------------------------------------------------------------------------------------
                                             MANUFACTURING
--------------------------------------------------------------------------------------------------------
                         Ownership   2Q 2004    YTD 2004     1Q 2005    2Q 2005   2Q 2005      YTD 2005
                                 %      MCh$        MCh$        MCh$       MCh$      MUS$          MCh$
--------------------------------------------------------------------------------------------------------
Madeco                       51.2%     1,712       2,684       1,997      2,303       4.0         4,300
--------------------------------------------------------------------------------------------------------


                                                                   Page 11 of 12
================================================================================
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
================================================================================

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                        Second Quarter 2005
================================================================================

                                                   MADECO
-----------------------------------------------------------------------------------------------------------
                                           Quarter                         Accumulated for Year
-----------------------------------------------------------------------------------------------------------
                                  2Q 2004     2Q 2005    2Q 2005     YTD 2004      YTD 2005       YTD 2005
                                     MCh$        MCh$       MUS$         MCh$          MCh$           MUS$
-----------------------------------------------------------------------------------------------------------
Sales                              88,617      98,342      169.8      165,470       186,636          322.3
Operating income (loss)             8,320       7,437       12.8       14,476        14,863           25.7
Net Income (loss)                   3,099       4,495        7.8        4,860         8,392           14.5
-----------------------------------------------------------------------------------------------------------
Total assets                                                          365,040       366,398          632.8
Shareholders' equity                                                  156,210       171,968          297.0
-----------------------------------------------------------------------------------------------------------

2Q 2005 Results

Madeco's sales in the second quarter of 2005 increased by Ch$9,725 million (US$16.8 million) or 11.0% from Ch$88,617 million (US$153.1 million) to Ch$98,342 million (US$169.8 million), attributable to higher sales of the wire and cable business unit which rose by 24.2% compared to the same period of 2004. Wire and cable sales benefited from strong demand for metallic cables and higher average prices in its principal markets, particularly Brazil and Peru. The increase in consolidated sales was partially offset by lower sales of the brass mills, flexible packaging and aluminum profiles business units which fell by 5.0%, 4.0% and 2.7%, respectively.

Sales of the wire and cable business unit (whose principal operation is Ficap Brazil) accounted for 59.8% of total sales, followed by brass mills (20.8%), flexible packaging (11.8%) and aluminum profiles (7.6%).

In spite of the higher sales level, cost of sales increases, mainly raw material costs, and an 11.3% increase in SG&A expenses led to a reduction of 10.6% in operating income in the second quarter of the year. The reduction in operating income mainly corresponded to the brass mills business unit which suffered from competitive pressure from local producers and imports in Chile, as well as a drop in exports. The 45.3% increase in operating income related to the wire and cable unit partially offset the overall decline in operating income. Operating income of the wire and cable business unit accounted for 74.1% of total operating income, followed by brass mills (4.9%), flexible packaging (9.7%) and aluminum profiles (11.3%). The operating margin fell to 7.6% of sales as a consequence of the weakened performance (from 9.4% in 2Q 2004).

Non-operating losses amounted to Ch$2,152 million (US$3.7 million), down from the Ch$5,806 million (US$10.0 million) reported in 2Q 2004. The decline in non-operating losses was mainly attributable to foreign currency translation gains and lower interest expense. Foreign currency translation gains were mainly the consequence of the effect of the appreciation of the Brazilian real vis-a-vis the US dollar. The reduction in interest expense was due to the lower debt load, more favorable interest rates and the effect of the revaluation of the Chilean peso on US dollar denominated debt.

Madeco reported a net profit of Ch$4,495 million (US$7.8 million) for the second quarter of 2005, compared to net income of Ch$3,099 million (US$5.4 million) in 2Q 2004. The increase in net quarterly earnings was attributable to the aforementioned improvement in Madeco's non-operating performance during the second quarter.

                                        #

All of Quinenco's Earnings and Press Releases and other relevant information on the Company, including quarterly financial statements, are available for viewing on the Company's website:

                                www. quinenco.cl
                              www. quinencogroup.cl


                                                                   Page 12 of 12
================================================================================
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
================================================================================

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  QUINENCO S.A.


                                            By: s/s Luis Fernando Antunez
                                               ---------------------------------
                                            Name: Luis Fernando Antunez
                                            Title: Authorized Representative

Dated: August 12, 2005